Exhibit 8

Name of subsidiary	Jurisdiction of Incorporation Business name(s)

SCOR U.S.	Delaware
SCOR Canada	Canada
SCOR Italia	Italy
SCOR Deutschland	Germany
SCOR U.K.	United Kingdom
SCOR Life US Re	Texas
Commercial Risk Partners	Bermuda
SCOR Asia Pacific	Singapore
Irish Reinsurance Partners	Ireland

E-7